SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 22, 2018

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following report:

“Philips’ Third Quarter Results 2018”, dated October 22, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 22nd day of October, 2018.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

M.J. van Ginneken

(Chief Legal Officer)

Philips reports Q3 sales of EUR 4.3 billion, with 4% comparable sales growth; net income from continuing operations increased 17% to EUR 307 million, and Adjusted EBITA margin increased 40 basis points to 13.2%

Amsterdam, October 22, 2018

Third-quarter highlights

•	Sales in the quarter were EUR 4.3 billion, with comparable sales growth of 4%

•	Comparable order intake increased 11% compared to Q3 2017

•	Net income from continuing operations increased 17% to EUR 307 million, compared to EUR 263 million in Q3 2017

•	Adjusted EBITA margin improved by 40 basis points to 13.2% of sales, including a 60 basis points adverse currency impact, compared to 12.8% of sales in Q3 2017

•	Income from operations (EBIT) increased to EUR 451 million, compared to EUR 299 million in Q3 2017

•	Operating cash flow totaled EUR 265 million, compared to EUR 295 million in Q3 2017

Frans van Houten, CEO:

“While I am pleased with the continued strong 11% order intake growth in the quarter, operational improvements were partly offset by increased foreign exchange headwinds. This resulted in a 40 basis points improvement in Adjusted EBITA margin on the back of 4% comparable sales growth.

The Diagnosis & Treatment businesses continued their strong performance, driven by our innovative product and solutions portfolio. Our Connected Care & Health Informatics businesses also showed continued solid order intake growth; however, sales decreased 2% compared to a very strong third quarter in 2017. I am encouraged by the step-up in sales growth of the Personal Health businesses compared to the first half of 2018, but the recovery was slower than expected as good growth in our growth geographies was partially offset by lower growth in our mature geographies.

Looking ahead, while observing continuing headwinds, for which we are taking appropriate measures, we reiterate our targets for the 2017–2020 period of 4-6% comparable sales growth and an average annual 100 basis points improvement in Adjusted EBITA margin.”

Business segments

All of the Diagnosis & Treatment businesses recorded a double-digit increase in comparable order intake, driven by double-digit growth in China and Western Europe and high-single-digit growth in North America. Comparable sales increased by 6%, with double-digit growth in Ultrasound, high-single-digit growth in Image-Guided Therapy and mid-single-digit growth in Diagnostic Imaging. The Adjusted EBITA margin was 40 basis points higher than in the same period last year, mainly due to growth, partly offset by investments in growth.

The Connected Care & Health Informatics businesses delivered a mid-single-digit increase in comparable order intake, driven by Healthcare Informatics. Comparable sales decreased 2%, compared to 8% comparable sales growth in Q3 2017. The Adjusted EBITA margin decreased by 190 basis points year-on-year, mainly due to lower sales and an unfavorable mix impact.

Quarterly Report 2018 - Q3 1

In the Personal Health businesses, comparable sales growth was 4%, with mid-single-digit growth in Sleep & Respiratory Care and Personal Care. On a geographical basis, this reflected high-single-digit comparable sales growth in the growth geographies, and flat growth in the mature geographies. The Adjusted EBITA margin increased by 10 basis points, reflecting operational improvements, largely offset by adverse currency effects and higher advertising & promotion spend.

Philips’ ongoing focus on innovation resulted in the following highlights in the quarter:

•

Continuing Philips’ success in long-term strategic partnerships, the company signed six new agreements across the globe. Philips partnered with Children’s Health hospital in Dallas – one of the top pediatric hospitals in the US – to improve pediatric care with its patient monitoring and healthcare informatics solutions. In Australia, Philips announced its first two long-term strategic partnership agreements, which aim to support precision diagnosis and therapy and drive operational performance improvements across nine hospital sites.

•

As a leader in image-guided therapy, Philips launched its EPIQ CVxi ultrasound system combined with the latest version of its unique EchoNavigator software specifically designed for minimally invasive structural heart repairs, a fast-growing image-guided therapy segment. Moreover, the adoption of Philips’ proprietary iFR technology reached a major milestone after its inclusion in the European Society of Cardiology’s updated guidelines for the assessment of coronary artery lesions.

•

Continuing the renewal of its diagnostic imaging portfolio, Philips launched the Ingenia Ambition X 1.5T MR with fully sealed BlueSeal magnet technology in the US. As an industry first, Ingenia Ambition X enables imaging departments to perform more productive, helium-free operations.

•

Building on its strengths in healthcare informatics, Philips entered into a multi-year partnership agreement with St. Andrew’s Toowoomba Hospital in Australia for the hospital-wide installation of Philips Tasy EMR. Philips will fully digitize the hospital’s entire care management processes and enable anytime, anywhere access to clinical analytics.

•

Philips completely renewed the high-end range of its leading male grooming portfolio with the introduction of the Series 9000 Prestige shaver, which cuts facial hair feeling as close as a wet blade, while being very gentle on the skin.

•

Philips’ Sleep & Respiratory Care business continues to garner traction for its market-leading home ventilation offerings, such as the new Trilogy Evo ventilator platform, which is the only portable life support solution designed to stay with patients as they change care environments.

•

As the leading provider of digital and computational pathology solutions, Philips teamed up with Oxford University Hospitals NHS Foundation Trust to create a digital pathology network in the UK. Philips also released a new version of its AI-powered TissueMark, which will enable molecular research labs to reduce variability in tumor estimation and related costs.

Cost savings

In the third quarter, procurement savings amounted to EUR 72 million. Overhead and other productivity programs resulted in savings of EUR 52 million. With year-to-date savings of EUR 330 million, Philips is well on track to deliver annual savings of EUR 400 million in 2018, as the company is taking additional measures to mitigate the increased headwinds.

Capital structure

Details of Philips’ current EUR 1.5 billion share buyback program, which was initiated in the third quarter of 2017 for capital reduction purposes, can be found [here].

Regulatory update

Philips continues to make progress in line with the terms of the consent decree, which is primarily focused on the defibrillator manufacturing in the US.

Conference call and audio webcast

Frans van Houten, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 10:00 am CET today to discuss the results. A live audio webcast of the conference call will be available on the Philips Investor Relations website and can be accessed [here].

Quarterly Report 2018 - Q3 2

Philips performance

Key data in millions of EUR unless otherwise stated

	Q3 2017	Q3 2018
Sales	4,148	4,306
Nominal sales growth	0%	4%
Comparable sales growth1)	4%	4%
Comparable order intake1)	5%	11%
Income from operations	299	451
as a % of sales	7.2%	10.5%
Financial expenses, net	(35)	(26)
Investments in associates, net of income taxes	4	(3)
Income tax expense	(5)	(114)
Income from continuing operations	263	307
Discontinued operations, net of income taxes	160	(15)
Net income	423	292
Income from continuing operations attributable to shareholders per common share (in EUR) - diluted2)	0.28	0.32
Net income attributable to shareholders per common share (in EUR) - diluted	0.33	0.31
EBITA1)	364	512
as a % of sales	8.8%	11.9%
Adjusted EBITA1)	532	568
as a % of sales	12.8%	13.2%
Adjusted EBITDA1)	686	750
as a % of sales	16.5%	17.4%

1)	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
2)	The presentation of 2017 information has been updated compared to the information previously published to adjust for elements of Net income that were attributable to discontinued operations.
•	Comparable sales growth was 4%, reflecting mid-single-digit growth in the Diagnosis & Treatment businesses and the Personal Health businesses, while the Connected Care & Health Informatics businesses showed a low-single-digit decline.

•	Comparable order intake showed 11% growth, reflecting double-digit growth in the Diagnosis & Treatment businesses and mid-single-digit growth in the Connected Care & Health Informatics businesses.

•	EBITA increased by EUR 148 million and the margin increased by 310 basis points compared to Q3 2017.

•	Adjusted EBITA increased by EUR 36 million and the margin improved by 40 basis points compared to Q3 2017, mainly due to growth and operational improvements, which were partly offset by an adverse currency effect of 60 basis points.

•	Restructuring and acquisition-related charges amounted to EUR 43 million, compared to EUR 120 million in Q3 2017, which included the charges related to the acquisition of Spectranetics. EBITA in Q3 2018 also includes EUR 13 million of charges related to the consent decree primarily focused on the defibrillator manufacturing in the US. EBITA in Q3 2017 also included EUR 7 million of charges related to the separation of the Lighting business, EUR 22 million of charges related to portfolio rationalization measures, and EUR 18 million of charges mainly related to quality and regulatory actions.

•	Adjusted EBITDA improved by EUR 64 million and the margin increased by 90 basis points compared to Q3 2017.

•	Net financial expenses decreased by EUR 9 million year-on- year, mainly due to lower net interest expenses and higher gains from fair value adjustments. Q3 2017 included dividend income related to the retained interest in the combined businesses of Lumileds and Automotive.

•	Income taxes increased by EUR 109 million, mainly due to higher income and lower releases of tax provisions compared to Q3 2017.

•	Discontinued operations mainly includes EUR 14 million of charges related to movements in environmental provisions. In Q3 2017, discontinued operations included the operating results of Lighting of EUR 157 million, taking into account certain adjustments to reflect the accounting requirements for assets held for sale, prior to deconsolidation as of the end of November 2017.

•	Net income decreased by EUR 131 million compared to Q3 2017, mainly due to the deconsolidation of Lighting.

Quarterly Report 2018 - Q3 3

Sales per geographic cluster in millions of EUR unless otherwise stated

			% change
	Q3 2017	Q3 2018	nominal	comparable1)
Western Europe	828	928	12%	4%
North America	1,477	1,526	3%	1%
Other mature geographies	416	421	1%	2%

Total mature geographies	2,720	2,875	6%	2%
Growth geographies	1,427	1,431	0%	9%

Philips Group	4,148	4,306	4%	4%

1)	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.

Cash balance in millions of EUR

	Q3 2017	Q3 2018
Beginning cash balance	2,832	1,615
Free cash flow1)	72	52
Net cash flow from operating activities	295	265
Net capital expenditures	(223)	(212)
Other cash flow from investing activities	(2,185)	(333)
Treasury shares transactions	(14)	—
Changes in debt	1,034	15
Dividend paid to shareholders of the Company	(58)	(51)
Other cash flow items	(68)	(28)
Net cash flow from discontinued operations	(9)	(13)

Ending cash balance	1,604	1,256

1)	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.

Composition of net debt to group equity

in millions of EUR unless otherwise stated

	June 30, 2018	September 30, 2018

Long-term debt	3,688	3,171
Short-term debt	1,239	1,731

Total debt	4,927	4,902
Cash and cash equivalents	1,615	1,256

Net debt	3,311	3,647
Shareholders’ equity	11,679	11,780
Non-controlling interests	22	22

Group equity	11,701	11,802
Net debt : group equity ratio1)	22:78	24:76

1)	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
•	Sales in growth geographies increased by 9% on a comparable basis, reflecting double-digit growth in Latin America and high-single-digit growth in China. In mature geographies, sales increased by 2% on a comparable basis, reflecting mid-single-digit growth in Western Europe and low-single-digit growth in North America and other mature geographies.

•	Comparable order intake in growth geographies showed double-digit growth, reflecting double-digit growth in China and Latin America. In mature geographies, comparable order intake showed mid-single-digit growth, reflecting mid- single-digit growth in North America and Western Europe, and low-single-digit growth in other mature geographies.

•	Net cash flows from operating activities decreased by EUR 30 million in Q3 2018, as higher earnings were offset by higher working capital outflows, higher tax paid and a EUR 18 million outflow related to the conclusion of the European Commission investigation into retail pricing. Q3 2018 also includes an outflow related to pension liability de-risking in the US of EUR 130 million, compared to an outflow of EUR 219 million in Q3 2017.

•	Net cash used for other investing activities mainly includes outflows related to acquisitions. Q3 2017 included a EUR 1.9 billion outflow related to the acquisition of Spectranetics.

•	Changes in debt decreased compared to Q3 2017, which included notes issued for a total amount of EUR 1.0 billion for the purpose of financing the acquisition of Spectranetics and for general purposes.

•	Net cash flow from discontinued operations in Q3 2018 includes a EUR 12 million outflow of the total EUR 30 million related to the conclusion of the European Commission investigation into retail pricing.

•	The ending cash balance for Q3 2017 included EUR 605 million from discontinued operations, which related to Lighting prior to deconsolidation as of the end of November 2017.

•	Net debt to group equity ratio increased slightly.

Quarterly Report 2018 - Q3 4

Performance per segment

Diagnosis & Treatment businesses

Key data in millions of EUR unless otherwise stated

	Q3 2017	Q3 2018

Sales	1,638	1,753
Sales growth
Nominal sales growth	0%	7%
Comparable sales growth1)	2%	6%
Income from operations	87	172
as a % of sales	5.3%	9.8%
EBITA1)	105	192
as a % of sales	6.4%	11.0%
Adjusted EBITA1)	191	212
as a % of sales	11.7%	12.1%
Adjusted EBITDA1)	224	264
as a % of sales	13.7%	15.1%

1)	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.

Connected Care & Health Informatics businesses

Key data in millions of EUR unless otherwise stated

	Q3 2017	Q3 2018
Sales	751	741
Sales growth
Nominal sales growth	1%	(1)%
Comparable sales growth1)	8%	(2)%
Income from operations	43	51
as a % of sales	5.7%	6.9%
EBITA1)	54	60
as a % of sales	7.2%	8.1%
Adjusted EBITA1)	96	81
as a % of sales	12.8%	10.9%
Adjusted EBITDA1)	124	112
as a % of sales	16.5%	15.1%

1)	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
•	Comparable sales growth was 6%, reflecting double-digit growth in Ultrasound, high-single-digit growth in Image- Guided Therapy and mid-single-digit growth in Diagnostic Imaging.

•	Comparable sales in growth geographies showed high- single-digit growth, reflecting double-digit growth in China and Middle East & Turkey. Mature geographies recorded mid-single-digit growth, led by high-single-digit growth in North America and mid-single-digit growth in Western Europe, partly offset by a mid-single-digit decline in other mature geographies.

•	EBITA increased by EUR 87 million and the margin improved by 460 basis points compared to Q3 2017.

•	Adjusted EBITA increased by EUR 21 million and the margin improved by 40 basis points year-on-year, mainly due to growth, partly offset by investments to drive growth.

•	Restructuring and acquisition-related charges to improve productivity were EUR 20 million, compared to EUR 63 million in Q3 2017, which also included the charges related to the acquisition of Spectranetics. EBITA in Q3 2017 also included EUR 22 million of charges related to portfolio rationalization measures. In Q4 2018, restructuring and acquisition-related charges are expected to total approximately EUR 50 million.

•	Adjusted EBITDA increased by EUR 40 million and the margin increased by 140 basis points compared to Q3 2017.

•	Comparable sales showed a low-single-digit decline, reflecting mid-single-digit growth in Therapeutic Care, offset by a low-single-digit decline in Healthcare Informatics and Monitoring & Analytics.

•	Comparable sales in growth geographies showed low- single-digit growth, reflecting mid-single-digit growth in Latin America, partly offset by a low-single-digit decline in China. Mature geographies recorded a low-single-digit decline, reflecting double-digit growth in Western Europe, offset by a mid-single-digit decline in North America and other mature geographies.

•	EBITA increased by EUR 6 million and the margin improved by 90 basis points compared to Q3 2017.

•	Adjusted EBITA decreased by EUR 15 million, while the margin decreased by 190 basis points year-on-year, mainly due to lower sales and an unfavorable mix impact.

•	Restructuring and acquisition-related charges were EUR 8 million, compared to EUR 25 million in Q3 2017. EBITA in Q3 2018 also includes EUR 13 million of charges related to the consent decree focused primarily on the defibrillator manufacturing in the US. EBITA in Q3 2017 also included EUR 18 million of charges mainly related to quality and regulatory actions. In Q4 2018, restructuring and acquisition- related charges are expected to total approximately EUR 30 million. Charges related to the consent decree are expected to total approximately EUR 10 million in Q4 2018.

•	Adjusted EBITDA decreased by EUR 12 million and the margin decreased by 140 basis points compared to Q3 2017.

Quarterly Report 2018 - Q3 5

Personal Health businesses

Key data in millions of EUR unless otherwise stated

	Q3 2017	Q3 2018
Sales	1,650	1,678
Sales growth
Nominal sales growth	(1)%	2%
Comparable sales growth1)	5%	4%
Income from operations	239	235
as a % of sales	14.5%	14.0%
EBITA1)	272	265
as a % of sales	16.5%	15.8%
Adjusted EBITA1)	272	278
as a % of sales	16.5%	16.6%
Adjusted EBITDA1)	327	337
as a % of sales	19.8%	20.1%

1)	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
•	Comparable sales growth was 4%, driven by mid-single-digit growth in Personal Care and Sleep & Respiratory Care.

•	Comparable sales in growth geographies showed high- single-digit growth, reflecting double-digit growth in China and Central & Eastern Europe, partly offset by a double-digit decline in Middle East & Turkey. Growth in mature geographies was flat year-on-year, reflecting mid-single- digit growth in other mature geographies and flat sales in North America, offset by a low-single-digit decline in Western Europe.

•	EBITA decreased by EUR 7 million and the margin decreased by 70 basis points compared to Q3 2017 due to higher restructuring and acquisition-related charges.

•	Adjusted EBITA increased by EUR 6 million and the margin improved by 10 basis points year-on-year, mainly due to operational improvements, which were largely offset by an adverse currency effect and higher advertising & promotion spend.

•	Restructuring and acquisition-related charges amounted to EUR 13 million, compared to nil in Q3 2017. In Q4 2018, restructuring and acquisition-related charges are expected to total EUR 10 million.

•	Adjusted EBITDA increased by EUR 10 million, while the margin improved by 30 basis points year-on-year.

Other

Key data in millions of EUR

	Q3 2017	Q3 2018
Sales	109	134
Income from operations	(70)	(8)
EBITA1)	(67)	(6)
Adjusted EBITA1)	(27)	(3)
IP Royalties	59	52
Innovation	(49)	(45)
Central costs	(30)	(35)
Other	(8)	25
Adjusted EBITDA1)	10	38

1)	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
•	Sales increased by EUR 25 million. Q3 2018 includes license income from Signify being reported as third-party sales following deconsolidation as of the end of November 2017.

•	EBITA in Q3 2018 increased by EUR 61 million compared to Q3 2017. Q3 2018 includes lower restructuring and acquisition-related charges, a release related to provisions, and lower charges related to movements in environmental provisions. Q3 2017 included EUR 7 million of charges related to the separation of the Lighting business and EUR 8 million of charges related to movements in environmental provisions.

•	Adjusted EBITA improved by EUR 24 million.

•	Restructuring and acquisition-related charges amounted to EUR 2 million, compared to EUR 32 million in Q3 2017. In Q4 2018, restructuring and acquisition-related charges are expected to total approximately EUR 15 million.

•	Adjusted EBITDA improved by EUR 28 million compared to Q3 2017.

Quarterly Report 2018 - Q3 6

Forward-looking statements and other important information

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future Adjusted EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to: global economic and business conditions; political instability, including developments within the European Union, with adverse impact on financial markets; the successful implementation of Philips’ strategy and the ability to realize the benefits of this strategy; the ability to develop and market new products; changes in legislation; legal claims; changes in currency exchange rates and interest rates; future changes in tax rates and regulations, including trade tariffs; pension costs and actuarial assumptions; changes in raw materials prices; changes in employee costs; the ability to identify and complete successful acquisitions, and to integrate those acquisitions into the business, the ability to successfully exit certain businesses or restructure the operations; the rate of technological changes; cyber-attacks, breaches of cybersecurity; political, economic and other developments in countries where Philips operates; industry consolidation and competition; and the state of international capital markets as they may affect the timing and nature of the disposal by Philips of its remaining interests in Signify (formerly Philips Lighting). As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward- looking statements, see the Risk management chapter included in the Annual Report 2017.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-IFRS information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is contained in this document. Further information on non-IFRS measures can be found in the Annual Report 2017.

Use of fair value information

In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2017 and Semi-Annual report 2018. In certain cases independent valuations are obtained to support management’s determination of fair values.

Presentation

All amounts are in millions of euros unless otherwise stated. Due to rounding, amounts may not add up precisely to totals provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2017 and Semi-Annual report 2018, unless otherwise stated.

Market Abuse Regulation

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Quarterly Report 2018 - Q3 7

Condensed consolidated statements of income

Condensed consolidated statements of income in millions of EUR unless otherwise stated

	Q3		January to September
	2017	2018	2017	2018
Sales	4,148	4,306	12,477	12,535
Cost of sales	(2,232)	(2,232)	(6,859)	(6,670)

Gross margin	1,916	2,074	5,618	5,865
Selling expenses	(1,046)	(1,045)	(3,162)	(3,248)
General and administrative expenses	(134)	(165)	(431)	(453)
Research and development expenses	(451)	(415)	(1,303)	(1,273)
Other business income	18	7	125	83
Other business expenses	(3)	(6)	(53)	(25)

Income from operations	299	451	794	950
Financial income	48	12	95	42
Financial expenses	(83)	(38)	(223)	(197)
Investment in associates, net of income taxes	4	(3)	(2)	(2)

Income before taxes	268	421	664	792
Income tax expense	(5)	(114)	(112)	(205)

Income from continuing operations	263	307	552	587
Discontinued operations, net of income taxes	160	(15)	419	(169)

Net income	423	292	971	419
Attribution of net income
Income from continuing operations attributable to shareholders	264	306	550	585
Net income attributable to shareholders	315	291	797	417
Net income attributable to non-controlling interests	108	1	174	2
Earnings per common share
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	937,516	931,422	927,489	923,221
- diluted	951,257	941,106	942,421	936,074
Income from continuing operations attributable to shareholders1)
- basic	0.28	0.33	0.59	0.63
- diluted	0.28	0.32	0.58	0.63
Net income attributable to shareholders
- basic	0.34	0.31	0.86	0.45
- diluted	0.33	0.31	0.85	0.45

1)	The presentation of 2017 information has been updated compared to the information previously published to adjust for elements of Net income that were attributable to discontinued operations.

Amounts may not add up due to rounding.

Quarterly Report 2018 - Q3 8

Reconciliation of non-IFRS information

Certain non-IFRS financial measures are presented when discussing the Philips Group’s performance:

•	Comparable sales growth

•	EBITA

•	Adjusted EBITA

•	Adjusted EBITDA

•	Free cash flow

•	Comparable order intake

•	Composition of net debt to group equity

EBITA is defined as Income from operations excluding amortization and impairment of acquired intangible assets and goodwill. Acquired intangible assets includes brand names, customer relationships, technology and other intangible assets.

For the definitions of the remaining non-IFRS financial measures listed above, refer to chapter 5, Reconciliation of non-IFRS information, of the Annual Report 2017.

Sales growth composition in %

	Q3 2018				January to September 2018
	nominal growth	consolidation changes	currency effects	comparable growth	nominal growth	consolidation changes	currency effects	comparable growth
2018 versus 2017
Diagnosis & Treatment	7.0%	(2.0)%	1.3%	6.3%	5.1%	(3.3)%	5.8%	7.6%
Connected Care & Health Informatics	(1.3)%	(1.4)%	1.0%	(1.7)%	(4.6)%	(1.2)%	6.2%	0.4%
Personal Health	1.7%	(0.1)%	2.3%	3.9%	(2.3)%	(0.2)%	5.7%	3.2%

Philips Group	3.8%	(1.3)%	1.7%	4.2%	0.5%	(1.8)%	5.7%	4.4%

Quarterly Report 2018 - Q3 9

Reconciliation of Net income to Adjusted EBITA in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care & Health Informatics	Personal Health	Other
Q3 2018
Net income	292
Discontinued operations, net of income taxes	15
Income tax expense	114
Investments in associates, net of income taxes	3
Financial expenses	38
Financial income	(12)

Income from operations	451	172	51	235	(8)
Amortization of acquired intangible assets	61	20	9	30	2

EBITA	512	192	60	265	(6)
Restructuring and acquisition-related charges	43	20	8	13	2
Other items	13	—	13	—	—

Adjusted EBITA	568	212	81	278	(3)

January to September 2018
Net income	419
Discontinued operations, net of income taxes	169
Income tax expense	205
Investments in associates, net of income taxes	2
Financial expenses	197
Financial income	(42)

Income from operations	950	347	73	679	(149)
Amortization of acquired intangible assets	256	55	31	94	76

EBITA	1,205	402	104	773	(73)
Restructuring and acquisition-related charges	159	85	34	19	21
Other items	30	—	45	18	(33)

Adjusted EBITA	1,395	487	183	810	(85)

Q3 2017
Net income	423
Discontinued operations, net of income taxes	(160)
Income tax expense	5
Investments in associates, net of income taxes	(4)
Financial expenses	83
Financial income	(48)

Income from operations	299	87	43	239	(70)
Amortization of acquired intangible assets	65	18	11	33	3

EBITA	364	105	54	272	(67)
Restructuring and acquisition-related charges	120	63	25	—	32
Other items	47	22	18		7

Adjusted EBITA	532	191	96	272	(27)

January to September 2017
Net income	971
Discontinued operations, net of income taxes	(419)
Income tax expense	112
Investments in associates, net of income taxes	2
Financial expenses	223
Financial income	(95)

Income from operations	794	242	47	705	(199)
Amortization of acquired intangible assets	194	36	34	102	22
Impairment of goodwill	9				9

EBITA	997	277	81	807	(168)
Restructuring and acquisition-related charges	209	106	58	3	42
Other items	62	22	47	—	(7)

Adjusted EBITA	1,269	405	187	810	(133)

Quarterly Report 2018 - Q3 10

Reconciliation of Net income to Adjusted EBITDA in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care & Health Informatics	Personal Health	Other
Q3 2018
Net income	292
Discontinued operations, net of income taxes	15
Income tax expense	114
Investments in associates, net of income taxes	3
Financial expenses	38
Financial income	(12)

Income from operations	451	172	51	235	(8)
Depreciation, amortization and impairment of fixed assets	244	72	39	89	44
Restructuring and acquisition-related charges	43	20	8	13	2
Other items	13	—	13	—	—

Adjusted EBITDA	750	264	112	337	38

January to September 2018
Net income	419
Discontinued operations, net of income taxes	169
Income tax expense	205
Investments in associates, net of income taxes	2
Financial expenses	197
Financial income	(42)

Income from operations	950	347	73	679	(149)
Depreciation, amortization and impairment of fixed assets	790	207	120	270	194
Restructuring and acquisition-related charges	159	85	34	19	21
Other items	30	—	45	18	(33)
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(6)	(6)	—	—

Adjusted EBITDA	1,923	633	271	985	33

Quarterly Report 2018 - Q3 11

Reconciliation of Net income to Adjusted EBITDA in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care & Health Informatics	Personal Health	Other
Q3 2017
Net income	423
Discontinued operations, net of income taxes	(160)
Income tax expense	5
Investments in associates, net of income taxes	(4)
Financial expenses	83
Financial income	(48)

Income from operations	299	87	43	239	(70)
Depreciation, amortization and impairment of fixed assets	277	92	54	87	44
Restructuring and acquisition-related charges	120	63	25	—	32
Other items	47	22	18		7
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(58)	(40)	(15)	—	(3)

Adjusted EBITDA	686	224	124	327	10

January to September 2017
Net income	971
Discontinued operations, net of income taxes	(419)
Income tax expense	112
Investments in associates, net of income taxes	2
Financial expenses	223
Financial income	(95)

Income from operations	794	242	47	705	(199)
Depreciation, amortization and impairment of fixed assets	749	197	146	272	134
Impairment of goodwill	9				9
Restructuring and acquisition-related charges	209	106	58	3	42
Other items	62	22	47		(7)
Adding back impairment of fixed assets included in
Restructuring and acquisition-related charges and Other items	(64)	(43)	(18)	—	(3)

Adjusted EBITDA	1,759	524	280	980	(24)

Composition of free cash flow in millions of EUR

	Q3
	2017	2018
Net cash provided by operating activities	295	265
Net capital expenditures	(223)	(212)
Purchase of intangible assets	(34)	(32)
Expenditures on development assets	(83)	(77)
Capital expenditures on property, plant and equipment	(107)	(106)
Proceeds from disposals of property, plant and equipment	1	3

Free cash flow	72	52

Quarterly Report 2018 - Q3 12

Philips statistics

	2017				2018
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	4,035	4,294	4,148	5,303	3,942	4,288	4,306
comparable sales growth %	3%	4%	4%	5%	5%	4%	4%
comparable order intake	2%	8%	5%	7%	10%	9%	11%
Gross margin	1,777	1,925	1,916	2,563	1,785	2,006	2,074
as a % of sales	44.0%	44.8%	46.2%	48.3%	45.3%	46.8%	48.2%
Selling expenses	(1,024)	(1,091)	(1,046)	(1,236)	(1,041)	(1,162)	(1,045)
as a % of sales	(25.4)%	(25.4)%	(25.2)%	(23.3)%	(26.4)%	(27.1)%	(24.3)%
G&A expenses	(151)	(146)	(134)	(146)	(130)	(157)	(165)
as a % of sales	(3.7)%	(3.4)%	(3.2)%	(2.8)%	(3.3)%	(3.7)%	(3.8)%
R&D expenses	(431)	(421)	(451)	(461)	(433)	(425)	(415)
as a % of sales	(10.7)%	(9.8)%	(10.9)%	(8.7)%	(11.0)%	(9.9)%	(9.6)%
Income from operations	243	252	299	723	201	298	451
as a % of sales	6.0%	5.9%	7.2%	13.6%	5.1%	6.9%	10.5%
Net income	259	289	423	899	124	2	292
Income from continuing operations attributable to shareholders per common share in EUR - diluted1)	0.13	0.17	0.28	0.49	0.10	0.20	0.32
EBITA	304	329	364	790	263	430	512
as a % of sales	7.5%	7.7%	8.8%	14.9%	6.7%	10.0%	11.9%
Adjusted EBITA	298	439	532	884	344	482	568
as a % of sales	7.4%	10.2%	12.8%	16.7%	8.7%	11.2%	13.2%
Adjusted EBITDA	463	611	686	1,072	512	661	750
as a % of sales	11.5%	14.2%	16.5%	20.2%	13.0%	15.4%	17.4%

1)	The presentation of 2017 information has been updated compared to the information previously published to adjust for elements of Net income that were attributable to discontinued operations.

	2017				2018
	January- March	January- June	January- September	January- December	January- March	January- June	January- September	January- December
Sales	4,035	8,329	12,477	17,780	3,942	8,229	12,535
comparable sales growth	3%	3%	4%	4%	5%	5%	4%
comparable order intake	2%	5%	5%	6%	10%	10%	10%
Gross margin	1,777	3,703	5,618	8,181	1,785	3,791	5,865
as a % of sales	44.0%	44.5%	45.0%	46.0%	45.3%	46.1%	46.8%
Selling expenses	(1,024)	(2,115)	(3,162)	(4,398)	(1,041)	(2,203)	(3,248)
as a % of sales	(25.4)%	(25.4)%	(25.3)%	(24.7)%	(26.4)%	(26.8)%	(25.9)%
G&A expenses	(151)	(297)	(431)	(577)	(130)	(288)	(453)
as a % of sales	(3.7)%	(3.6)%	(3.5)%	(3.2)%	(3.3)%	(3.5)%	(3.6)%
R&D expenses	(431)	(852)	(1,303)	(1,764)	(433)	(858)	(1,273)
as a % of sales	(10.7)%	(10.2)%	(10.4)%	(9.9)%	(11.0)%	(10.4)%	(10.2)%
Income from operations	243	495	794	1,517	201	499	950
as a % of sales	6.0%	5.9%	6.4%	8.5%	5.1%	6.1%	7.6%
Net income	259	548	971	1,870	124	126	419
Income from continuing operations attributable to shareholders per common share in EUR - diluted1)	0.13	0.30	0.58	1.08	0.10	0.30	0.63
EBITA	304	634	997	1,787	263	694	1,205
as a % of sales	7.5%	7.6%	8.0%	10.1%	6.7%	8.4%	9.6%
Adjusted EBITA	298	737	1,269	2,153	344	827	1,395
as a % of sales	7.4%	8.8%	10.2%	12.1%	8.7%	10.0%	11.1%
Adjusted EBITDA	463	1,074	1,759	2,832	512	1,173	1,923
as a % of sales	11.5%	12.9%	14.1%	15.9%	13.0%	14.3%	15.3%
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	920,276	937,045	936,861	926,192	914,826	931,496	931,540
Shareholders’ equity per common share in EUR	13.74	13.01	12.12	12.96	12.66	12.54	12.65
Net debt : group equity ratio	16:84	5:95	23:77	19:81	19:81	22:78	24:76
Total employees of continuing operations	70,430	71,477	73,324	73,951	73,845	75,283	76,531

1)	The presentation of 2017 information has been updated compared to the information previously published to adjust for elements of Net income that were attributable to discontinued operations.

Quarterly Report 2018 - Q3 13

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